October 14, 2011

Via Electronic Mail

Ms. Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5546

U.S.A.

Re:	Toyota Motor Corporation
Pre-effective Amendment No.3 to Registration Statement on Form F-4
Filed October 14, 2011
and Documents Incorporated by Reference
File No. 333-175524

Dear Ms. Nguyen:

At the request of Toyota Motor Corporation (“Toyota”), we are responding to the comment letter, dated October 11, 2011, from the Securities and Exchange Commission (the “Commission”) relating to the pre-effective amendment no.2 to the registration statement on Form F-4 filed on September 27, 2011. In conjunction with this letter, Toyota is filing the pre-effective amendment no.3 to the registration statement. For the Staff’s convenience, a marked copy of the pre-effective amendment no.3 to the registration statement, showing changes from the pre-effective amendment no.2 to the registration statement filed on September 27, 2011, is being delivered to the Staff.

The responses of Toyota to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references relate to the marked copy of the pre-effective amendment no.3 to the registration statement.

Form F-4

Summary, page 1

Reasons for the Share Exchange, page 3

1.	We note your response to our prior comment 15 and your revised disclosure on page three that, after the share exchange, “Kanto intends to work closely with Toyota and its group companies overseas to develop specific steps to implement this expanded role.” Please revise to include a timeline that shows the length of time it will take Kanto, Toyota and Toyota’s group companies to develop these steps and when you anticipate that Kanto will begin to implement its expanded role in overseas production or provide a cross-reference to the corresponding section in the registration statement.

In response to the Staff’s comment, Toyota has expanded the disclosure on pages vi, 3 and 21 to disclose that Toyota and Kanto currently expect that Kanto will take on a more active role in processes related to Toyota brand compact vehicles beginning shortly after the share exchange, and that Toyota and Kanto expect to determine target timelines for implementing expanded supporting roles for overseas production after Kanto has taken on the more active role in processes related to Toyota compact vehicles.

Financial Analysis of Mitsubishi UFJ Morgan Stanley Securities, page 28

2.	We note your response to our prior comment 25 and reissue in part. Please revise to clarify how the financial advisor determined the averages presented on page 30. In addition, we note that in the supplemental materials prepared by Mitsubishi UFJ Morgan Stanley Securities the calculations are referred as the “adjusted mean” and not the “average.” Please revise or advise.

In response to the Staff’s comment, Mitsubishi UFJ Morgan Stanley Securities revised the registration statement to clarify how it determined the average premium presented on page 30.

In addition, Mitsubishi UFJ Morgan Stanley Securities provides that the word “adjusted” indicates the exclusion of transactions that were carried out at a discount against the stock price of the target company on the day before the announcement. Therefore, in its supplemental material, Mitsubishi UFJ Morgan Stanley Securities chose to use the word “adjusted mean” for the calculations under the list including the process of exclusion of those discount transactions. Conversely, Mitsubishi UFJ Morgan Stanley Securities used the word “average” in the registration statement since the list of transactions already excluded those discount transactions. Mitsubishi UFJ Morgan Stanley Securities excluded those discount transactions from the calculation since such discount transactions were completed under different conditions compared to other transactions in the list such as unusual fluctuations in share price and volatile market conditions.

In order to reflect the comments above, page 30 has been revised as follows (revisions in italics):

Precedent Transactions Analysis. Mitsubishi UFJ Morgan Stanley Securities performed an analysis of precedent “Share Exchange Only” transactions in Japan announced since January 2010 where the target company (i) had already been consolidated by the acquiring company and (ii) was turned into a wholly owned subsidiary by the acquiring company. Mitsubishi UFJ Morgan Stanley Securities excluded precedent transactions in which a tender offer was followed by a subsequent share exchange. Mitsubishi UFJ Morgan Stanley Securities also excluded from the precedent transactions any transactions that were carried out at a discount against the stock price of the target company on the day before the announcement. The precedent transactions analyzed were as follows:

Announcement Date	Acquirer	Target Company
01/25/2010	Transcosmos Inc.	DoubleClick Japan Inc.
01/26/2010	Canon Marketing Japan Inc.	Canon Software Inc.
02/03/2010	Oki Electric Industry Co., Ltd.	Oki Wintech Co., Ltd.
02/08/2010	CANON INC.	CANON FINETECH INC.
02/12/2010	Index Corporation.	ATLUS Co., Ltd.
02/24/2010	CANON ELECTRONICS INC.	E-SYSTEM CORPORATION
03/31/2010	Fuji Heavy Industries Ltd.	Ichitan Co., Ltd.
04/14/2010	LAWSON, INC.	Ninety-nine Plus Inc.
LAWSON ENTERMEDIA, Inc.
05/10/2010	SHIBUYA KOGYO CO., LTD.	Fabrica Toyama Corporation
05/10/2010	SUMITOMO HEAVY INDUSTRIES, LTD.	Nihon Spindle Manufacturing Co., Ltd.
05/18/2010	Citizen Holdings Co., Ltd.	MIYANO MACHINERY INC.
05/21/2010	Nihon Unisys, Ltd.	NETMARKS INC.
05/25/2010	NOF CORPORATION	NICHIYU GIKEN KOGYO CO., LTD.
06/28/2010	Canon Inc.	TOKKI CORPORATION
Canon Machinery Inc.
08/27/2010	Kirin Holdings Company, Limited	Mercian Corporation
08/27/2010	SEGA SAMMY HOLDINGS INC.	Sammy NetWorks Co., Ltd.
SEGA TOYS CO., LTD.
TMS Entertainment, Ltd.
11/09/2010	CMIC Co., Ltd.	Institute of Applied Medicine, Inc.
01/26/2011	Morningstar Japan K.K.	Gomez Consulting CO., Ltd.
01/28/2011	Sumitomo Mitsui Financial Group, Inc.	Cedyna Financial Corporation
02/10/2011	TOAGOSEI CO., LTD.	ARONKASEI CO., LTD.
02/24/2011	SBI Holdings, Inc.	SBI VeriTrans Co., Ltd.
02/25/2011	YOSHINOYA HOLDINGS CO., LTD.	Kyotaru Co., Ltd.
03/15/2011	Mizuho Financial Group, Inc.	Mizuho Securities Co., Ltd.
Mizuho Trust & Banking co., Ltd.
Mizuho Investors Securities Co., Ltd.
03/25/2011	TAMURA CORPORATION	KOHA Co., Ltd.

In connection with this analysis, Mitsubishi UFJ Morgan Stanley Securities calculated the premium and discount by comparing the target companies’ predicted stock prices based on the announced share exchange ratio with the stock price of the target company on the day before the announcement, 1 month prior to and 3 months prior to the announcement date, respectively. Mitsubishi UFJ Morgan Stanley Securities then calculated the average of premiums from each period for the 30 transactions after January, 2010, and the 9 transactions after January, 2011 listed above respectively. The results of the average are as follows:

3.	In rendering the opinion prepared by Mitsubishi UFJ Morgan Stanley Securities, the financial advisor reviewed financial projections prepared by the managements of Kanto and Toyota. Please revise to include a description of the financial projections used or advise why this is unnecessary.

In response to the Staff’s comment, Mitsubishi UFJ Morgan Stanley Securities believes that a description of the financial projections should not be included in the registration statement because the financial projections prepared by the management of Kanto and Toyota are based on numerous assumptions which are detailed, complicated, and confusing which, if disclosed, not only would result in a disclosure of confidential information on production and sales plans but is also likely to significantly confuse and mislead shareholders. Mitsubishi UFJ Morgan Stanley Securities, however, in an effort to further enhance the disclosure, revised the description of projections used in the Discounted Cash Flow Analysis on page 29 as follows (revisions in italics):

Discounted Cash Flow Analysis. Mitsubishi UFJ Morgan Stanley Securities performed a discounted cash flow analysis to estimate a range of present values per share of common stock of Kanto assuming Kanto continues to operate as a stand-alone entity. This range was determined by adding (i) the sum of the discounted net present value of the stream of the unlevered free cash flows of Kanto expected to be generated over the next five years ending March 31, 2016 and (ii) the discounted net present value of the terminal value, calculated by applying a range of aggregate value to EBITDA multiples to the normalized EBITDA of Kanto for the fiscal year ending March 31, 2016. The financial projections used in the discounted cash flow analysis are based on Kanto’s projection provided by the management of Kanto, and these financial projections include Kanto’s expected efforts in product development, cost reduction and value improvement of products, but do not contain the synergy from the share exchange. The cash flow stream and terminal value were discounted to present value using a range of discount rates for Kanto, which was chosen by Mitsubishi UFJ Morgan Stanley Securities based upon Kanto’s risk characteristics and an analysis of weighted average costs of capital, or WACC.

Taxation, page 40

Japanese Tax Consequences, page 40

4.	We note that you have provided short form tax opinions. Please revise to remove the description of the tax opinion as a “summary” in the second sentence in the second paragraph of this section as the tax opinion should opine upon all material tax consequences.

In response to the Staff’s comment, Toyota has revised the disclosure on page 40.

Exhibit 5.1

5.	Please have counsel revise paragraph (B) to clarify that the discussion in the Taxation section of the prospectus is counsel’s opinion, as counsel must opine on the tax consequences and not the manner in which they are described in the prospectus. In addition, please revise to remove the word “summarize” as the tax opinion should opine upon all material tax consequences.

In response to the Staff’s comment, Japanese legal counsel, TMI Associates (“TMI”) has revised the paragraph (B) to clarify that the discussion in the Taxation section of the prospectus is counsel’s opinion.

6.	Please have counsel revise its statements that the opinion is limited to the laws of Japan effective “as of the date hereof” in the first paragraph after paragraph (B) and in paragraph (II) to indicate that the opinion speaks as of the date of effectiveness of the registration statement. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, TMI has revised the statements in the first paragraph after paragraph (B) and in paragraph (II) such that the opinion speaks as of the date of the effectiveness of the registration statement.

7.	Please have counsel revise to remove assumptions (iii), (iv), (v), (vi) and (vii) as it is inappropriate for counsel to make such assumptions regarding its own client.

In response to the Staff’s comment, TMI has removed assumptions (iv), (v), (vi) and (vii) in the statement.

With respect to the assumption (iii), it is TMI’s opinion that since the procedural requirements such as document retention and shareholder notice pursuant to the Companies Act of Japan will be performed after the submission of the opinion letter and any failure of such procedural requirements may cause the share exchange to become ineffective, the assumption (iii) needs be stated in the opinion letter; however, TMI has revised the assumption (iii) to remove “have complied, and” to limit the assumption to the matters that will occur in the future.

TMI believes that substantially similar or equivalent assumptions are included in the opinion letters submitted by other Japanese law firms for similar transactions such as below:

Opinion Letter submitted by Mori Hamada & Matsumoto dated November 13, 2009 regarding the Registration Statement on Form F-4 of Mitsui Sumitomo Insurance Group Holdings, Inc.

(http://www.sec.gov/Archives/edgar/data/1431048/000095012309062171/k02183exv5w1.htm )

*Please refer to the second page paragraph (iv).

8.	Please have counsel revise paragraphs (II) and the third and fourth sentences of (VIII) to remove the language that attempts to limit reliance on the opinion.

In response to the Staff’s comment, TMI has removed paragraph (II) and forth sentence of (VIII), and revised third sentence of (VIII) in the statement.

TMI believes that since TMI is acting as Japanese legal counsel for Toyota and respective attorneys at TMI are attorneys admitted only in Japan, its opinion will be limited solely to the laws of Japan. In this regard, it is TMI’s opinion that the first part of the third sentence of (VIII) should be stated in the opinion letter. Also, TMI believes that substantially similar or equivalent limitations are included in the opinion letters submitted by other Japanese law firms for similar transactions such as below:

(i) Opinion Letter submitted by Mori Hamada & Matsumoto dated November 13, 2009 regarding the Registration Statement on Form F-4 of Mitsui Sumitomo Insurance Group Holdings, Inc.

(http://www.sec.gov/Archives/edgar/data/1431048/000095012309062171/k02183exv5w1.htm )

*Please refer to the third page paragraph (iv).

(ii) Opinion Letter submitted by Nagashima Ohno & Tsunematsu dated January 12, 2011 regarding the Registration Statement on Form F-4 of Panasonic Corporation

(http://www.sec.gov/Archives/edgar/data/63271/000119312511006408/dex51.htm )

*Please refer to paragraph (ix).

(iii) Opinion Letter submitted by Nagashima Ohno & Tsunematsu dated November 8, 2010 regarding the Registration Statement on Form F-4 of Chuo Mitsui Trust Holdings, Inc.

(http://www.sec.gov/Archives/edgar/data/1475365/000095012310102116/k02405exv5w1.htm )

*Please refer to paragraph (vii).

Exhibit 8.2

9.	Please revise the second paragraph to clarify that counsel has relied upon the accuracy of the transactions described in the registration statement and prospectus.

In response to the Staff’s comment, counsel has revised the second paragraph of Exhibit 8.2 to clarify that it has relied upon the accuracy of the transactions described in the registration statement and prospectus.

10.	Please have counsel revise the third and the fifth paragraph so that the opinion speaks as of the date of effectiveness. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel has revised the third and fifth paragraphs of Exhibit 8.2 so that the opinion speaks as of the date of effectiveness.

Form 20-F for the Fiscal Year ended March 31, 2011

Notes to Consolidated Financial Statements

Note 23. Other commitments and contingencies, concentrations and factors that may affect future operations, page F-55

Legal Proceedings, page F-55

Class Action and Consolidated Litigation, page F-56

11.	Refer to your response to our prior comment 30. You state you accrue for legal claims when payments associated with the claims become probable. Pursuant to ASC 450-20-25-2, a loss contingency shall be accrued when it is probable that a liability has been incurred. Please explain to us how your accounting complies with this.

Toyota’s respectfully advises the Staff that its accounting complies with ASC 450-20-25-2 in that loss contingencies are accrued when it is probable that a liability has been incurred. Toyota did not intend for its previous response to convey an accounting treatment that differed from the requirements of that standard.

12.	You indicate that your quantified analysis develops an accrual for the contingency that represents an amount that you believe to be probable. So that we may better understand the estimation process for your accrual, please clarify for us whether the amount computed for accrual is developed within a range of estimates. If so, please explain to us why an estimate of the reasonably possible loss beyond the amount accrued is not possible to estimate for disclosure purposes pursuant to ASC 450-20-50-3b and 50-4b.

The amount that Toyota has accrued is, in most cases, simply the amount that Toyota would be willing to pay to settle the cases or parts of the cases. Accordingly, it is Toyota’s best estimate of the probable loss versus the minimum amount within a range. Thus, there is no amount that would be disclosed as an amount in excess of the amount accrued. The amount that is accrued is insignificant to the financial statements. For the reasons previously provided, Toyota is unable to estimate a range of reasonable possible loss. Toyota will, of course, continue to evaluate its litigation matters on a quarterly basis. To the extent Toyota can estimate an amount of reasonably possible loss beyond what has been accrued and that amount is material individually or in the aggregate, Toyota will disclose it pursuant to ASC 450-20-50-3b and 50-4b.

In addition to Toyota’s responses to the Staff’s comments as set forth above, Toyota provides an update to its response, dated August 31, 2011, to comment 4 of the Commission’s comment letter, dated August 9, 2011, and its response, dated September 27, 2011, to comment 3 of the Commission’s comment letter, dated September 15, 2011. Toyota respectfully advises the Staff that, as disclosed on pages vii, 3 and 4 of the pre-effective amendment no. 3 to the registration statement, if the Subsidiary Integration occurs, Toyota, Kanto, Central Motor and Toyota Motor Tohoku plan to name the new company formed in the Subsidiary Integration Toyota Motor East Japan, Inc. and appoint Mr. Takeshi Shirane, who is currently a Senior Managing Officer of Toyota, as the new company’s president.

*        *        *

Toyota acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:	Theresa Messinese (Securities and Exchange Commission)

Doug Jones (Securities and Exchange Commission)

Sonia Bednarowski (Securities and Exchange Commission)

Yuji Maki (Toyota Motor Corporation)

Akira Kawana (Kanto Auto Works, Ltd)

Katsunori Sasayama (PricewaterhouseCoopers Aarata)